Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Nine Months Ended
	September 30,				December 31,
	2014		2013		2013		2012		2011		2010		2009
Earnings from continuing operations before income taxes and equity in loss of investee companies	$1,561		$2,033		$2,665		$2,357		$1,983		$1,209		$533
Add:
Distributions from investee companies	8		5		8		11		6		—		2
Interest expense, net of capitalized interest	276		281		375		401		433		526		538
1/3 of rental expense	51		48		70		68		68		68		71
Total earnings from continuing operations	$1,896		$2,367		$3,118		$2,837		$2,490		$1,803		$1,144

Fixed charges:
Interest expense, net of capitalized interest	$276		$281		$375		$401		$433		$526		$538
1/3 of rental expense	51		48		70		68		68		68		71
Total fixed charges	$327		$329		$445		$469		$501		$594		$609
Ratio of earnings to fixed charges	5.8	x	7.2	x	7.0	x	6.0	x	5.0	x	3.0	x	1.9	x